RECEIVED

2004 OCT 25 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

04045709

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

19 October 2004

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Treasury Stock	-	[illegible] 2004
Issue of Equity	-	11 October 2004
Completion of Merger	-	11 October 2004
Treasury Stock	-	18 October 2004

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

10/25

Regulatory Announcement

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RECEIVED

2004 OCT 25 A 11:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:44 07-Oct-04
Number	PRNUK-0710

Treasury Shares

7 October 2004

Friends Provident plc announces the transfer of 27,123 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of 142.35p per share to satisfy its obligation to issue shares to SIP participants in September 2004. The Company has received notification from G K Aslet, AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 27,123 shares acquired by the Trustees, they have each acquired 87 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,036,594 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Issue of Equity
Released	07:00 11-Oct-04
Number	9157D

Friends Provident PLC

11 October 2004

Friends Provident PLC (the "Company") announces that, on completion of the merger of the Company's subsidiary ISIS Asset Management plc (to be renamed F&C Asset Management plc ("New F&C")) and F&C Group (Holdings) Limited, earlier today, it issued 92,433,278 new ordinary shares of 10p each in the Company (the "New Ordinary Shares") to F&C Asset Management Holding B.V. ("FAMH"), a wholly owned subsidiary of Eureko. The New Ordinary Shares have been issued as part of the subscription proceeds for the issue to the Company of approximately 145 million new ordinary shares in New F&C.

The Company now has an interest in 246,839,137 ordinary shares in New F&C, representing approximately 51.2% of the issued ordinary share capital of New F&C.

In accordance with Section 198 of the Companies Act 1985 (the "Act"), the Company has been notified today by FAMH that, following the issue of the New Ordinary Shares, it now has an interest in 119,653,692 ordinary shares in the Company, representing approximately 6.0% of the issued ordinary share capital of the Company.

Under the terms of the Lock-up Agreement dated 1 July 2004, disclosed in the Company's Listing Particulars published on 9 September 2004, FAMH has undertaken to the Company that it will not, for a period of 12 months from today, directly or indirectly, dispose of any of the New Ordinary Shares issued to it nor dispose of any interest (within the meaning of Sections 198 to 210 of the Act) in such New Ordinary Shares, subject to certain commonly provided exceptions or as otherwise agreed with the Company.

Enquiries:

Brian Sweetland

Director and Secretary

Friends Provident PLC

Tel. No. 01306 653143

Note

The total issued ordinary share capital of the Company is now 1,988,895,668 ordinary shares, of which 46,063,717 ordinary shares are held in Treasury.

END

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Regulatory Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Completion of Merger
Released	07:01 11-Oct-04
Number	9133D

RNS Number:9133D
Friends Provident PLC
11 October 2004

Friends Provident plc announces completion of "£118 billion" Asset Management Merger

Friends Provident plc announces that the merger of its subsidiary ISIS Asset Management plc and F&C successfully completed today, creating a major asset management business for the Group, with an expected market capitalisation of around £1.1 billion.

The Group's new asset management business, renamed F&C Asset Management plc. is a top five UK asset management group and a top ten manager of European pension assets in terms of assets under management.

Pro forma total assets under management were approximately £118 billion as at 30 June 2004 and pro forma revenues were £245 million for the year ended 31 December 2003.

The acquisition moves the Group further into a profitable and cash generative business with lower capital requirements than life and pensions. It also diversifies group earnings geographically, bringing a welcome exposure to markets with greater growth prospects.

Keith Satchell, Group Chief Executive, Friends Provident plc said: "The two organisations complement each other exceptionally well, both geographically and in respect of their product strengths. Their coming together will create a substantial, profitable and balanced pan-European business with significant strength-in-depth across the range of core investment products and with considerable growth potential. The asset management business expects to realise £33 million annual cost savings by early 2006 - that's about 20% of its combined 2003 cost base.

We are delighted to have a strong senior management team in the new F&C Asset Management, headed by Howard Carter, with a proven track record for successfully integrating asset management businesses. The new team has already announced key appointments that seek to ensure a high quality service is maintained for existing clients and the integration planning is progressing well."

The new company will start trading today under the corporate name and brand of F&C Asset Management plc, a name which is long-established and well-respected both in the UK and across continental Europe and its headquarters will be located at F&C's current premises, Exchange House, Primrose Street.

- Ends -

For further information, please contact:

Nick Boakes Friends Provident plc 020 7760 3131

Di Skidmore   Friends Provident plc   020 7760 3133
Ben Woodford   Bell Pottinger Corporate & Financial   020 7861 3232

Issued on behalf of Friends Provident Life and Pensions Limited.

Notes to Editors

The following RNS was also released by Friends Provident plc today:

Friends Provident PLC
11 October 2004

Friends Provident PLC (the "Company") announces that, on completion of the merger of the Company's subsidiary ISIS Asset Management plc (to be renamed F&C Asset Management plc ("New F&C")) and F&C Group (Holdings) Limited, earlier today, it issued 92,433,278 new ordinary shares of 10p each in the Company (the "New Ordinary Shares") to F&C Asset Management Holding B.V. ("FAMH") "), a wholly owned subsidiary of Eureko. The New Ordinary Shares have been issued as part of the subscription proceeds for the issue to the Company of approximately 145 million new ordinary shares in New F&C.

The Company now has an interest in 246,839,137 ordinary shares in New F&C, representing approximately 51.2% of the issued ordinary share capital of New F&C.

In accordance with Section 198 of the Companies Act 1985 (the "Act"), the Company has been notified today by FAMH that, following the issue of the New Ordinary Shares, it now has an interest in 119,653,692 ordinary shares in the Company, representing approximately 6.0% of the issued ordinary share capital of the Company.

Under the terms of the Lock-up Agreement dated 1 July 2004, disclosed in the Company's Listing Particulars published on 9 September 2004, FAMH has undertaken to the Company that it will not, for a period of 12 months from today, directly or indirectly, dispose of any of the New Ordinary Shares issued to it nor dispose of any interest (within the meaning of Sections 198 to 210 of the Act) in such New Ordinary Shares, subject to certain commonly provided exceptions or as otherwise agreed with the Company.

Enquiries:
Brian Sweetland
Director and Secretary
Friends Provident PLC
Tel. No. 01306 653143

Note
The total issued ordinary share capital of the Company is now 1,988,895,668 ordinary shares, of which 46,063,717 ordinary shares are held in Treasury.

About Friends Provident

- One of the UK's leading financial services groups
    * A FTSE 100 company with market capitalisation around £2.5 billion
    * Comprising two businesses (Friends Provident Life and Pensions Limited and ISIS Asset Management plc) both top ten players in their UK markets
- Financially strong
    * Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)
    * Risk Capital Margin covered over five times (30 June 2004)
    * Free Asset Ratio 9.7% (30 June 2004)
- Fast-growing

* Market share (UK life and pensions) increased more than 25% in 2003
* Grown our asset management business to become a top 5 UK player with Pan-European growth prospects since listing in 2001

- Renowned ethical heritage

    * Founded by Quakers in 1832 to address social needs
    * Pioneered linking investments with ethical principles (Stewardship, 1984; Responsible Engagement Overlay - reo(R) - 2000)

- Leading-edge systems

    * Single-platform system capable of accommodating high volumes, cost effectively
    * Automated interface with back-office IFA and third party systems

- Emphasis on service

    * Four Star service award - the highest of any listed life and pensions company (source: 2003 Financial Adviser LIA Service Awards)
    * Member of the Raising Standards Quality Mark Scheme

More 'at a glance' information available at www.friendsprovident.com/fastfacts

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:39 18-Oct-04
Number	PRNUK-1810

Treasury Shares

18 October 2004

Friends Provident plc announces that following the transfer of 152,977 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 1,988,895,668 ordinary shares of 10p each of which 45,883,617 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

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